Exhibit 99.5

Notice-and-Access Notification
to Registered Shareholders

You are receiving this notification as Precision Drilling Corporation (Precision) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (Notice-and-Access) for delivery of its information circular and related proxy materials (the Meeting Materials) to its shareholders who hold their Precision common shares (Common Shares) in their own name (the Registered Shareholders). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Registered Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

Please review the information circular before voting.

You are invited to our 2019 annual and special meeting of shareholders:

When	Where
May 3, 2019 1:00 p.m. Mountain Daylight Time (MDT)	Eighth Avenue Place 525 – 8th Avenue SW, Suite 410 Calgary, Alberta T2P 1G1

Items of Business	Section of Information Circular
1.Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2018	“Receive the 2018 Consolidated Financial Statements” see Page 19.
2.Elect the directors	“Elect the Directors” see Page 19.
3.Appoint the auditors and authorize the directors to fix the auditors’ fees	“Appoint the Auditors” see Page 20.
4.Have a ‘say on pay’ advisory vote	“Participate in Our ‘Say on Pay’ Advisory Vote” see Page 20.
5.Approve amendments to and continuation of our Shareholder Rights Plan	“Approve amendments to and continuation of our Shareholder Rights Plan” see Page 21.
6.Other business	“Other Business” see Page 25.

Particulars of the matters to be brought before the Meeting are set forth in the information circular. Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online at www.sedar.com or on our website at www.precisiondrilling.com.

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Requests for Paper Copies by Registered Holders

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by calling the phone number below.

Phone (toll-free):	1.866.962.0498
(or 514.982.8716 for shareholders outside of Canada and the United States)

On or after the date of Meeting, you can request a paper copy of the Meeting Materials by submitting a request by email at investorrelations@precisiondrilling.com or by calling 403.716.4500 (for holders in Canada) or 713.435.6100 (for holders in the U.S.A). A paper copy will be sent to you within 10 calendar days after receiving your request.

The Meeting Materials are also available on our website at www.precisiondrilling.com.

The proxy deposit date and time for Registered Shareholders is 1:00 p.m. MDT on May 1, 2019. In order to allow reasonable time for a Registered Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Registered Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before April 22, 2019.

Questions

If you have questions on the notice-and-access process, contact our proxy solicitors, Kingsdale Advisors at 1.888.518.1560 (toll free in North America) or 416.867.2272 (outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Broadridge using one of the following methods by 1:00 p.m. MDT on May 1, 2019 for your vote to count:

•Internet: www.proxyvote.com

•Telephone: 1.800.474.7493 (English) 1.800.474.7501 (French)

•Mail:

Data Processing Centre PO Box 3700 Stn Industrial Park

Markham ON L3R 9Z9

If you have questions on the notice-and-access process, contact our proxy solicitors, Kingsdale Advisors.

•1.888.518.1560 (toll free in North America)

•416.867.2272 (outside North America)

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